Exhibit 4.5(c)

Compass Group Diversified Holdings LLC

301 Riverside Avenue, 2nd Floor

Westport, Connecticut 06880

November 14, 2017

5.11, Inc.

5.11 TA, Inc.

1360 Reynolds Ave.

Irvine CA

92614

Attention: David Unter

Re:	Second Amendment to Credit Agreement

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 31, 2016, as amended through the date hereof (the “Credit Agreement”), by and among Compass Group Diversified Holdings LLC, a Delaware limited liability company, as lender (together with its successors and assigns, the “Lender”), 5.11, Inc., a California corporation, as borrower (“Borrower”), and 5.11 TA, Inc. a Delaware corporation, as co-borrower (“Co-Borrower”). Capitalized terms used but not defined in this letter agreement (this “Amendment”) have the meanings ascribed to them in the Credit Agreement.

Borrower and Co-Borrower have requested that Lender amend, and Lender desires to amend, the Credit Agreement in accordance with the terms and conditions set forth herein. Accordingly, effective as of the date of this Amendment, Borrower, Co-Borrower and Lender hereby agree to, and do hereby, amend:

1.	Section 1.1 of the Credit Agreement is hereby amended by adding the following defined terms:

ERP Project Capital Expenditures means Capital Expenditures from and after January 1, 2017 that, in Lender’s reasonable discretion, were specifically associated with installation of the Microsoft Dynamics AX enterprise resource planning software.

Manteca Warehouse Project Capital Expenditures means Capital Expenditures from and after January 1, 2017 that, in Lender’s reasonable discretion, were incurred by Borrower under and pursuant to that certain Lease, dated as of November 17, 2016, between the Borrower, as tenant, and Centerpoint Properties Trust, as landlord.

2.	Section 1.1 of the Credit Agreement is further amended by deleting the existing definition of “Fixed Charge Coverage Ratio” and replacing it in its entirety with the following:

Fixed Charge Coverage Ratio means for any period, the ratio of (a) the total for such period of EBITDA minus the sum for such period of (i) all income taxes paid during the period by (reduced by all income taxes, if any, refunded or credited during the period to) the Loan Parties and income taxes paid within 75 days of the end of such period, for such period, (ii) all Capital Expenditures (other than ERP Project Capital Expenditures and Manteca Warehouse Capital Expenditures) and (iii) management fees paid in cash to Manager pursuant to the Management Agreement during such period or within 30 days of the end of such period to (b) the sum for such period of (i) Interest charges accrued for such period and paid or payable in cash at any time plus (ii) required payments of principal of Debt (including the Term Loans but excluding the Revolving Loans).

3.	Section 7.14.4 of the Credit Agreement such that Section 7.14.4 shall read in its entirety as follows:

7.14.4 Capital Expenditures.

Not permit the aggregate amount of all Capital Expenditures (i) for Fiscal Year 2017 to exceed $26 million, or (ii) for any Fiscal Year thereafter to exceed $4 million for such Fiscal Year.

If Borrower, Co-Borrower and the Subsidiaries do not utilize the entire amount of Capital Expenditures permitted in any Fiscal Year, so long as no Default or Event of Default exists or would be caused thereby, Borrower may carry forward to the immediately succeeding Fiscal Year only, 50% of such unutilized amount (with Capital Expenditures in such succeeding Fiscal Year applied last to such carried forward unutilized amount); provided, however, that any amount of the Capital Expenditures permitted for Fiscal Year 2017 not utilized may not be carried forward.

Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

Each of Borrower and Co-Borrower hereby represents and warrants that (a) the representations and warranties in the Credit Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof, as though made on such date (except to the extent such representations or warranties relate solely to an earlier date), and (b) after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

This Amendment is a “Loan Document” under the Credit Agreement and reflects the entire understanding of the parties with respect to the matters covered hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile or electronic mail shall be equally as effective as delivery of an original executed counterpart hereof. Any party delivering an executed counterpart of this Amendment by facsimile or electronic mail also shall deliver an original executed counterpart hereof, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability and binding effect of this Amendment.

This Amendment shall be construed under and governed by the laws of the State of New York.

{Signature page follows}

Cordially,

LENDER:

COMPASS GROUP DIVERSIFIED HOLDINGS LLC,
a Delaware limited liability company

By:	/s/ Ryan J. Faulkingham
Name: Ryan J. Faulkingham
Title: Chief Financial Officer

BORROWER:

5.11, INC.

By:	/s/ David A. Unter
Name: David A. Unter
Title: Chief Financial Officer

CO-BORROWER:

5.11 TA, Inc.

By:	/s/ Zach Sawtelle
Name: Zach Sawtelle
Title: Secretary

[Signature Page to 5.11 Credit Agreement Amendment]